# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: California Resources Corporation, CIK 0001609253
CUSIP: 13057Q305
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1 World Trade Center, Suite 1500, Long Beach, California (CA), 90831
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Pierre Abinakle, 1 World Trade Center, Suite 1500, Long Beach, California (CA), 90831, 416 458 5509

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 7,006,895; sole dispositive power 0; shared dispositive power 7,006,895; aggregate amount beneficially owned 7,006,895 (7.9% of the class)
- CPP Investment Board Private Holdings (5), Inc. (CIK 0002027813): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 7,006,895; sole dispositive power 0; shared dispositive power 7,006,895; aggregate amount beneficially owned 7,006,895 (7.9% of the class)
- CPP Investment Board Private Holdings (6), Inc. (CIK 0002027804): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 7,006,895; sole dispositive power 0; shared dispositive power 7,006,895; aggregate amount beneficially owned 7,006,895 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: California Resources Corporation
Address of issuer's principal executive offices: 1 World Trade Center, Suite 1500, Long Beach, California (CA), 90831
Comment: This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on July 9, 2024 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of California Resources Corporation, a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D filed on July 9, 2024. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): Canada Pension Plan Investment Board ("CPPIB"), CPP Investment Board Private Holdings (5), Inc. ("CPPIB-PH(5)"), CPP Investment Board Private Holdings (6), Inc. ("CPPIB-PH(6)").The directors and the executive officers of the Reporting Persons (the "Covered Persons") are set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.
Residence or business address: The business address for each of the Reporting Persons is c/o CPPIB, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of each Covered Person is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.
Present principal occupation or employment: The principal business of CPPIB is investing the Canada Pension Plan fund. The principal business of each of CPPIB-PH(5) and CPPIB-PH(6) is an investment holding company. Each Covered Person's present principal occupation is set forth in Schedule I hereto of Exhibit 99.1 hereto, which is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the Reporting Persons' knowledge, any of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the Reporting Persons' knowledge, any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons are organized under the laws of Canada. Each Covered Person's citizenship is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The information set forth herein is based on 88,597,474 shares of Common Stock outstanding as of January 31, 2026 as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2026. The securities reported herein are held of record by CPPIB-PH(6). CPPIB-PH(6) is the wholly owned subsidiary of CPPIB-PH(5), which is the wholly owned subsidiary of CPPIB. As such, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by CPPIB-PH(6).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On March 12, 2026, the Reporting Persons sold an aggregate of 3,500,000 shares of Common Stock at a price of $61.10 per share in a block sale transaction pursuant to Rule 144 of the Securities Act of 1933, as amended. Except as described in this Item 5(c), during the past 60 days, none of the Reporting Persons or, to the Reporting Persons' knowledge, the Covered Persons have effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to the Reporting Persons or, to the Reporting Persons' knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 List of Covered Persons
Exhibit 99.2 Power of Attorney of Canada Pension Plan Investment Board

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Managing Director, Head of Compliance (03/16/2026)
- CPP Investment Board Private Holdings (5), Inc.: /s/ Brian Savage, Secretary (03/16/2026)
- CPP Investment Board Private Holdings (6), Inc.: /s/ Brian Savage, Secretary (03/16/2026)
Comment: Comments accompanying signature:
Exhibit 99.2 Power of Attorney of Canada Pension Plan Investment Board